SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 23rd July 2004, for 2nd Quarter results 2004

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F :  X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No : X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SECOND QUARTER OF 2004
Telenor ASA second quarter of 2004
KEY FIGURES
KEY FIGURES FOR THE BUSINESS AREAS
EBITDA
BUSINESS AREAS
TELENOR MOBIL — NORWAY
SONOFON — DENMARK
TELENOR MOBILE SWEDEN
PANNON GSM – HUNGARY
DIGI.COM – MALAYSIA
KYIVSTAR – UKRAINE
GRAMEENPHONE – BANGLADESH
OTHER UNITS IN MOBILE
ASSOCIATED COMPANIES AND JOINT VENTURES IN MOBILE
FIXED
FIXED – NORWAY
FIXED – SWEDEN
FIXED – RUSSIA
BROADCAST
BROADCAST — DISTRIBUTION
BROADCAST – TRANSMISSION
OTHER ACTIVITIES
OTHER BUSINESS UNITS
CORPORATE FUNCTIONS AND GROUP ACTIVITIES
OTHER PROFIT AND LOSS ITEMS FOR THE GROUP
DISPUTES
US GAAP
OUTLOOK FOR 2004
BALANCE SHEET
CASH FLOW STATEMENT
THE BUSINESS AREAS SECOND QUARTER
Special items
Reconciliations
SIGNATURES

TELENOR ASA SECOND QUARTER

TELENOR ASA SECOND
TEL QUARTER 2004 RESULTS

Telenor’s revenues excluding gains increased by 16.1% to NOK 15,258 million. EBITDA margin adjusted for special items increased from 34.4% to 36.1%. EBITDA increased by NOK 1,331 million to NOK 5,681 million. Operating profit increased by NOK 1,127 million to NOK 2,739 million. Profit before taxes and minority interests increased by NOK 172 million to NOK 2,662 million. CAPEX was NOK 4,012 million. Net interest-bearing liabilities were NOK 22.0 billion.

Telenor’s revenues excluding gains increased by 16.1% to NOK 15,258 million, mainly due to the growth in the mobile operations and the consolidation of Sonofon. Adjusted for the effects of acquisitions and disposals of operations and currency fluctuations, the growth in revenues was just above 8%.

Telenor’s EBITDA margin adjusted for special items increased from 34.4% to 36.1%, primarily due to the results in Mobile constituting a larger part of the Group’s results. EBITDA increased by NOK 1,331 million to NOK 5,681 million.

Telenor’s operating profit increased by NOK 1,127 million to NOK 2,739 million. Profit before taxes and minority interests increased by NOK 172 million to NOK 2,662 million. The second quarter of 2003 included gain on disposal of 9% of the shares in Cosmote of NOK 1.5 billion.

In Mobile, EBITDA increased by NOK 774 million to NOK 3,051 million. The EBITDA margin in Mobile decreased to 37.2%, mainly due to the consolidation of Sonofon and costs associated with a strong customer growth in Telenor Mobil Norway.

The EBITDA margin in Fixed was 32.9%, in line with the second quarter of 2003.

In Broadcast, EBITDA increased by NOK 63 million to NOK 390 million.

In the second quarter of 2004, Telenor Mobil Norway increased the number of subscriptions by 73,000 at the same time as ARPU increased. Telenor’s estimated market share for mobile services in Norway was 56% measured in number of subscriptions. The market share for fixed line telephony in Norway measured in traffic minutes was 69%, in line with the end of the first quarter.

Capital expenditure was NOK 4,012 million compared to NOK 1,314 million in the second quarter of 2003, and included NOK 1.8 billion investment in a licence for mobile telephony in Pakistan.

Net interest-bearing liabilities were NOK 22.0 billion. The

increase of NOK 2.7 billion from the end of the first quarter of 2004 was influenced by the payment of dividends and the repurchase of own shares.

In the second quarter of 2004, Telenor purchased 11,939,900 own shares in the market in accordance with the authority granted by Telenor’s general meeting of 6 May 2004.

In its decision of 14 June 2004, the Oslo District Court ruled in favour of Telenor, stating that Telenor’s intragroup sale of its shares in Sonofon Holding A/S triggered a tax loss of approximately NOK 8.6 billion corresponding to a reduced tax charge of approximately NOK 2.4 billion. The tax authorities have appealed the decision, and Telenor has consequently not recorded any tax income related to this ruling in the second quarter of 2004.

Outlook:

Telenor in general confirms its expectations for 2004 as presented in Telenor’s report for the first quarter of 2004. Overall, excluding special items, we expect a positive development in Telenor’s results compared to 2003.

Continued growth in revenues is expected, in particular driven by the international mobile operations, where we experience a strong growth in the customer base in several markets.

The EBITDA margin is expected to be in line with 2003, excluding special items. This includes the consolidation of Sonofon and the establishment of mobile operations in Pakistan. This expectation is based on, among other factors, the effects of increased marketing efforts to secure growth in several of our mobile operations.

The increase in the customer base in the Ukraine and in Bangladesh contributes to increased network investments. In addition, capital expenditure is expected to increase due to the new operation in Pakistan, including license costs, the purchase of satellite capacity, the consolidation of Sonofon and investments in new technology in Telenor Mobil Norway. In total, capital expenditure is expected to be substantially higer than in 2003.

The sale of the Operating service division from the business area Fixed to EDB Business Partner is for Fixed- Norway expected to have a positive effect on operating profit excluding special items and a negative effect on revenues.

TEL CORRECTION IN PRESS RELEASE

Changed ‘Revenues increased by NOK 1,127 million’ to

Operating profit increased by NOK 1,127 million’

SECOND QUARTER OF 2004

The second quarter of 2004 showed a growth in revenues excluding gains for the Telenor Group of 16.1% to NOK 15.3 billion compared to the second quarter of 2003. Profit before taxes and minority interests increased to NOK 2.7 billion.

Telenor ASA second quarter of 2004

KEY POINTS FROM THE SECOND QUARTER OF 2004 COMPARED TO THE SECOND QUARTER OF 2003

•	Telenor’s revenues excluding gains increased by 16.1% to NOK 15,258 million, mainly due to the growth in the mobile operations and the consolidation of Sonofon. Adjusted for the effects of acquisitions and disposals of operations and currency fluctuations, the growth in revenues was just above 8%.

•	Telenor’s EBITDA margin adjusted for special items increased from 34.4% to 36.1%, primarily due to the results in Mobile constituting a larger part of the Group’s results. EBITDA increased by NOK 1,331 million to NOK 5,681 million.

•	Telenor’s operating profit increased by NOK 1,127 million to NOK 2,739 million. Profit before taxes and minority interests increased by NOK 172 million to NOK 2,662 million. The second quarter of 2003 included gain on disposal of 9% of the shares in Cosmote of NOK 1.5 billion.

•	In Mobile, EBITDA increased by NOK 774 million to NOK 3,051 million. The EBITDA margin in Mobile decreased to 37.2%, mainly due to the consolidation of Sonofon and costs associated with a strong customer growth in Telenor Mobil – Norway.

•	The EBITDA margin in Fixed was 32.9%, in line with the second quarter of 2003.

•	In Broadcast, EBITDA increased by NOK 63 million to NOK 390 million.

•	In the second quarter of 2004, Telenor Mobil-Norway increased the number of subscriptions by 73,000 at the same time as ARPU increased Telenor’s estimated market share for mobile services in Norway was 56% measured in number of subscriptions. The market share for fixed line telephony in Norway measured in traffic minutes was 69%, in line with the end of the first quarter.

•	Capital expenditure was NOK 4,012 million compared to NOK 1,314 million in the second quarter of 2003, and included NOK 1.8 billion investment in a licence for mobile telephony in Pakistan.

•	Net interest-bearing liabilities were NOK 22.0 billion. The increase of NOK 2.7 billion from the end of the first quarter of 2004 was influenced by the payment of dividends and the repurchase of own shares.

•	In the second quarter of 2004, Telenor purchased 11,939,900 own shares in the market in accordance with the authority granted by Telenor’s general meeting of 6 May 2004.

•	In its decision of 14 June 2004, the Oslo District Court ruled in favour of Telenor, stating that Telenor’s intragroup sale of its shares in Sonofon Holding A/S triggered a tax loss of approximately NOK 8.6 billion corresponding to a reduced tax charge of approximately NOK 2.4 billion. The tax authorities have appealed the decision, and Telenor has consequently not recorded any tax income related to this ruling in the second quarter of 2004.

KEY FIGURES

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Revenues	15,624	13,223	29,908	25,829	53,121
Revenues excluding gains	15,258	13,147	29,534	25,749	52,889
Revenues excluding gains - growth (%)	16.1	10.1	14.7	9.8	8.7
EBITDA 1)	5,681	4,350	10,697	8,527	18,302
EBITDA/Revenues (%)	36.4	32.9	35.8	33.0	34.5
EBITDA excluding gains and losses 2)	5,342	4,448	10,352	8,632	18,299
Operating profit	2,739	1,612	5,021	3,087	7,560
Operating profit/Revenues (%)	17.5	12.2	16.8	12.0	14.2
Associated companies	211	1,382	344	1,348	1,231
Profit before taxes and minority interests	2,662	2,490	7,336	3,537	7,426
Net income	1,410	1,683	4,211	2,280	4,560
Net interest-bearing liabilities			21,973	25,317	17,817
Investments:
- Capex 3)	4,012	1,314	5,483	2,544	6,454
- Investments in businesses 4)	294	268	4,043	291	563

1)	For a definition and reconciliation of EBITDA, see table at the end of this report.

2)	See table “special items” at the end of this report for further details.

3)	Capex is investments in tangible and intangible assets.

4)	Consists of acquisition of shares and participations including acquisition of subsidiaries and businesses not organized as separate companies.

The table below shows key figures adjusted for special items (gains and losses on disposal, expenses for workforce reductions, loss contracts, exit from activities and write-downs)1)

	2nd quarter			1st half-year			Year
(NOK in millions)	2004	2003	Growth	2004	2003	Growth	2003	Growth
Driftsinntekter	15.258	13.147	16,1%	29.534	25.749	14,7%	52.889	8,7%
EBITDA	5.505	4.529	21,6%	10.540	8.718	20,9%	18.586	28,1%
EBITDA/Driftsinntekter (%)	36,1	34,4		35,7	33,9		35,1
Driftsresultat	2.564	1.838	39,5%	4.868	3.341	45,7%	7.989	87,1%
Driftsresultat/Driftsinntekter (%)	16,8	14,0		16,5	13,0		15,1
Tilknyttede selskaper	202	(49)	nm	335	(149)	nm	(251)	nm
Resultat før skatt og minoritetsinteresser	2.460	1.289	90,9%	4.565	2.384	91,5%	6.300	153,2%

1)	See table “special items” at the end of this report for further details.

KEY FIGURES FOR THE BUSINESS AREAS

Revenues

	2nd quarter			1st half-year			Year
(NOK in millions)	2004	2003	Growth	2004	2003	Growth	2003	Growth
Mobile	8,202	5,789	41.7%	15,416	11,177	37.9%	23,810	17.0%
Fixed	4,868	5,150	(5.5%)	9,808	10,182	(3.7%)	20,509	2.4%
Broadcast	1,336	1,169	14.3%	2,642	2,307	14.5%	4,820	33.7%
Other activities	2,870	2,841	1.0%	5,324	5,519	(3.5%)	10,811	(7.1%)
Eliminations	(1,652)	(1,726)	(4.3%)	(3,282)	(3,356)	(2.2%)	(6,829)	0.6%
Total revenues	15,624	13,223	18.2%	29,908	25,829	15.8%	53,121	8.8%

EBITDA

	2nd quarter				1st half-year				Year
(NOK in millions)	2004	Margin 1)	2003	Margin 1)	2004	Margin 1)	2003	Margin 1)	2003	Margin 1)
Mobile	3,051	37.2%	2,277	39.3%	5,867	38.1%	4,472	40.0%	9,567	40.2%
Fixed	1,601	32.9%	1.690	32.8%	3,221	32.8%	3,282	32.2%	6,665	32.5%
Broadcast	390	29.2%	327	28.0%	738	27.9%	531	23.0%	1,229	25.5%
Other activities	582	20.3%	73	2.6%	844	15.9%	267	4.8%	830	7.7%
Eliminations	57	nm	(17)	nm	27	nm	(25)	nm	11	nm
Total EBITDA	5,681	36.4%	4,350	32.9%	10,697	35.8%	8,527	33.0%	18,302	34.5%

Special items 2)	(176)	nm	179	nm	(157)	nm	191	nm	284	nm
EBITDA adjusted for special items 3)	5,505	36.1%	4,529	34.4%	10,540	35.7%	8,718	33.9%	18,586	35.1%

1)	EBITDA as a percentage of total revenues.

2)	Gains, losses, expenses for workforce reductions, loss contracts and exit from activities. See table “special items” at the end of the report for further details.

3)	Margin is EBITDA adjusted for special items as a percentage of revenues excluding gains.

Operating profit (loss)

	2nd quarter				1st half-year				Year
(NOK in millions)	2004	Margin 1)	2003	Margin 1)	2004	Margin 1)	2003	Margin 1)	2003	Margin 1)
Mobile	1,508	18.4%	1,173	20.3%	3,014	19.6%	2,285	20.4%	5,224	21.9%
Fixed	729	15.0%	629	12.2%	1,421	14.5%	1,171	11.5%	2,531	12.3%
Broadcast	173	12.9%	59	5.0%	283	10.7%	(14)	nm	181	3.8%
Other activities	277	9.7%	(249)	nm	260	4.9%	(361)	nm	(488)	nm
Eliminations	52	nm	—	nm	43	nm	6	nm	112	nm
Total operating profit	2,739	17.5%	1,612	12.2%	5,021	16.8%	3,087	12.0%	7,560	14.2%

1)	Operating profit as a percentage of total revenues

BUSINESS AREAS

MOBILE

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues
Telenor Mobil – Norway	2,635	2,475	5,124	4,777	9,639
Sonofon – Denmark	1,239	1,911	—	—	—
Telenor Mobile Sweden	34	27	66	47	109
Pannon GSM – Hungary	1,443	1,291	2,846	2,496	5,368
DiGi.Com – Malaysia	962	733	1,902	1,465	3,170
Kyivstar – Ukraine	996	590	1,830	1,073	2,634
GrameenPhone – Bangladesh	535	352	1,028	678	1,535
Other	5	4	8	18	28
Total external revenues	7,849	5,472	14,715	10,554	22,483

Internal revenues	353	317	700	623	1,327
Gains on disposal	—	—	1	—	—
Total revenues	8,202	5,789	15,416	11,177	23,810

EBITDA	3,051	2,277	5,867	4,472	9,567
Depreciation and amortization	1,542	1,085	2,852	2,160	4,308
Write-downs	1	19	1	27	35
Operating profit	1,508	1,173	3,014	2,285	5,224

EBITDA/Total revenues (%)	37.2	39.3	38.1	40.0	40.2
Operating profit/ Total revenues (%)	18.4	20.3	19.6	20.4	21.9
Investments:
- Capex	3,331	678	4,315	1,365	3,667
- Investments in businesses	183	1	3,844	5	95

•	Revenues increased by 41.7% compared to the second quarter of 2003 due to underlying growth and the consolidation of Sonofon.

•	EBITDA increased by 34.0% for the same reasons. However, the EBITDA margin decreased compared to the first quarter of 2003, mainly due to the consolidation of Sonofon and costs associated with a strong customer growth in Telenor Mobil – Norway.

•	Investments in businesses in the second quarter of 2004 consisted of the acquisition of CBB Mobile A/S in Denmark and the purchase of additional shares in Kyivstar, which increased Telenor’s ownership interest from 55.35% to 56.51%.

•	In the second quarter of 2004, capital expenditure included NOK 1.8 billion for a licence for mobile telephony in Pakistan. NOK 1.0 billion was paid in the second quarter of 2004 and the remainder is to be paid in annual instalments over 10 years.

TELENOR MOBIL – NORWAY

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Subscriptions and connections	369	292	719	622	1,216
Traffic	1,405	1,391	2,695	2,637	5,329
SMS and content services	393	402	777	813	1,599
Customer equipment, service providers and other	468	390	933	705	1,495
Total external revenues	2,635	2,475	5,124	4,777	9,639

Internal revenues	315	321	626	629	1,270
Gains on disposal	—	—	—	—	—
Total revenues	2,950	2,796	5,750	5,406	10,909

EBITDA	1,076	1,040	2,074	2,123	4,262
Depreciation and amortizatioin	272	294	510	587	1147
Write-downs	1	—	1	—	—
Operating profit	803	746	1,563	1,536	3,115

EBITDA/Total revenues (%)	36.5	37.2	36.1	39.3	39.1
Operating profit/ Total revenues (%)	27.2	26.7	27.2	28.4	28.6
Capex	255	108	469	185	500
ARPU (GSM) monthly (NOK)	348	346	340	338	339
No. of subscriptions (in thousand)			2,451	2,330	2,364

Compared to previously reported external revenues SMS services from abroad (roaming) have been reclassified from “Traffic” to “SMS and content services” for all periods.

•	In a market affected by strong competition the number of GSM subscriptions in Telenor Mobil increased by 73,000 in the second quarter compared to the end of the first quarter of 2004, and by 121,000, primarily GSM contract subscriptions, compared to the end of the second quarter of 2003.

•	The estimated market share for GSM measured in number of subscriptions had a positive development in the quarter and was approximately 56% at the end of the second quarter of 2004. Mobile penetration was estimated to have increased to approximately 94%, up from 87% in the second quarter of 2003 and up from 91% in the first quarter of 2004.

•	Compared to the second quarter of 2003 revenues increased primarily as a result of higher sales of traffic on a wholesale basis. External traffic revenues increased due to increased traffic per subscription and an increase in the number of subscriptions, partially offset by price reductions. External subscription revenues increased compared to the second quarter of 2003 due to the growth in the number of subscriptions. Reduced external revenues from SMS and content services were due to reduced prices in Norway.

•	The reduced EBITDA margin compared to the second quarter of 2003 was primarily due to increased costs connected with sales and marketing activities, higher costs of materials and traffic charges due to increased traffic to other mobile networks and price reductions. These effects were partially offset by an increased number of subscriptions and higher average usage per subscription together with a continued strong focus on cost control.

•	Depreciation and amortization decreased compared to the second quarter of 2003, primarily due to reduced capital expenditure in recent years.

•	Increased capital expenditure compared to the second quarter of 2003 was primarily due to investments in new technology and increased coverage and capacity in the GSM network.

SONOFON – DENMARK

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Mobile related revenues	924	—	1,435	—	—
Other revenues	323	—	488	—	—
Total revenues	1,247	—	1,923	—	—

EBITDA	236	—	402	—	—
Depreciation and amortization	196	—	310	—	—
Write-downs	—	—	—	—	—
Operating profit	40	—	92	—	—

EBITDA/Total revenues (%)	18.9	—	20.9	—	—
Operating profit/ Total revenues (%)	3.2	—	4.8	—	—
Capex	144	—	210	—	—
ARPU (GSM) monthly (NOK)	255	—	262	—	—
No. of subscriptions (in thousand)			1,212	—	—

Telenor’s ownership interest in Sonofon was 100% at the end of the second quarter of 2004. The Norwegian Krone depreciated against the Danish Krone by approximately 4% in the second quarter of 2004 compared to the first quarter of 2004. The preceding table shows figures included in the accounts for Telenor from 12 February 2004, the date of consolidation of Sonofon. Accumulated ARPU in the table is for the period 1 January – 30 June 2004.

•	On 30 April 2004, Sonofon acquired CBB Mobil A/S (CBB) for DKK 130 million. CBB was previously a service provider on Sonofon’s network.

•	Sonofon’s estimated market share was 26% at the end of the second quarter of 2004, an increase of 4 percentage points from the previous quarter. The number of subscriptions in Sonofon increased by 216,000 from the first quarter. The increase in market share and number of subscriptions was primarily due to the acquisition of CBB, which had 181,000 subscriptions at the time of the acquisition. The estimated mobile penetration in Denmark was in line with the previous quarter and was 89% at the end of the second quarter of 2004.

•	ARPU decreased compared to the end of the first quarter when measured in Danish Kroner, primarily as a result of the consolidation of CBB and price reductions.

•	Revenues and the EBITDA margin for the first six months of 2004 were 2,457 million and 21.5%, respectively. The EBITDA margin was negatively affected by reduced prices and increased costs in connection with sales and marketing activities, partially offset by reductions in other operating expenses.

•	As from 1 July 2004 Sonofon reduced the interconnection charges by 10% on average.

TELENOR MOBILE SWEDEN

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Total revenues	55	27	101	47	127

EBITDA	(37)	(36)	(62)	(44)	(114)
Depreciation and amortization	7	6	15	10	24
Write-downs	—	—	—	—	—
Operating (loss)	(44)	(42)	(77)	(54)	(138)

Capex	4	7	8	65	79
ARPU (GSM) monthly (NOK)	202	160	210	140	171
No. of subscriptions (in thousand)			92	59	81

The Norwegian Krone depreciated against the Swedish Krone by approximately 5% in the second quarter of 2004 compared to the second quarter of 2003.

•	Revenues increased due to more subscriptions and increased ARPU.

•	The increase in ARPU was due to changes in subscription composition, with 73,000 MVNO subscriptions at the end of the second quarter of 2004. These subscriptions have a higher ARPU than service provider subscriptions, partly due to termination revenues being included in the revenue basis.

•	EBITDA was in line with the second quarter of 2003 due to increased costs of materials and traffic charges.

PANNON GSM – HUNGARY

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Mobile related revenues	1,353	1,233	2,676	2,371	5,005
Other revenues	92	59	174	126	365
Total revenues	1,445	1,292	2,850	2,497	5,370

EBITDA	556	512	1,112	981	1,924
Depreciation and amortization	238	216	479	428	889
Write-downs	—	6	—	6	10
Operating profit	318	290	633	547	1,025

EBITDA/Total revenues (%)	38.5	39.6	39.0	39.3	35.8
Operating profit/ Total revenues (%)	22.0	22.4	22.2	21.9	19.1
Capex	121	136	225	249	644
ARPU (GSM) - monthly (NOK)	176	165	172	159	165
No. of subscriptions (in thousand)			2,588	2,514	2,618

Telenor’s ownership interest in Pannon GSM is 100%. The Norwegian Krone depreciated against the Hungarian Forint by approximately 5% in the second quarter of 2004 compared to the second quarter of 2003.

•	Pannon GSM’s estimated market share decreased by 1 percentage point from the previous quarter, to approximately 34% at the end of the second quarter of 2004, compared to 37% at the end of the second quarter of 2003. Compared to the end of the second quarter of 2003, the estimated mobile penetration in Hungary increased from 73% to 81%.

•	In a market affected by strong competition Pannon GSM increased the number of contract subscriptions by 33,000 from the first quarter of 2004, and by 119,000 compared to the second quarter of 2003.

•	ARPU measured in local currency increased by 2% compared to the second quarter of 2003, mainly due to an increased number of contract subscriptions and an increased usage per subscription. The increased number of subscriptions, increased ARPU and increased sales of handsets contributed to a 7% increase in revenues measured in local currency compared to the second quarter of 2003.

•	Reduced EBITDA margin compared to the second quarter of 2003 was due to increased costs in connection with sales and marketing activities as a result of higher gross sales and higher average commissions. This was partially offset by reduced costs due to more efficient operations.

•	In 2003, Pannon GSM was considered as having a significant market position in the national interconnection market in Hungary for 2002 and 2003. Pannon GSM has appealed these decisions. It is not yet known when a final decision will be issued by the Hungarian courts. In the meantime, however, because the company was considered as having a significant market position Pannon GSM reduced its interconnection prices by an average of 9% from 15 June 2004.

DIGI.COM – MALAYSIA

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Mobile related revenues	820	621	1,631	1,254	2,713
Other revenues	143	113	273	214	463
Total revenues	963	734	1,904	1,468	3,176

EBITDA	410	283	836	590	1,295
Depreciation and amortization	208	189	418	377	780
Write-downs	—	4	—	10	18
Operating profit	202	90	418	203	497

EBITDA/Total revenues (%)	42.6	38.6	43.9	40.2	40.8
Operating profit/ Total revenues (%)	21.0	12..3	22.0	13.8	15.6
Capex	162	129	265	273	1043
ARPU (GSM) monthly (NOK)	110	111	114	117	117
No. of subscriptions (100% in thousand)			2,585	1,946	2,207

Telenor’s ownership interest in DiGi.Com was 61.0% at the end of the second quarter of 2004. The Norwegian Krone appreciated against the Malayan Ringgit by approximately 3% in the first quarter of 2004 compared to the second quarter of 2003.

•	At the end of the second quarter of 2004, DiGi.Com’s estimated market share was unchanged from the previous quarter at 21%, compared to 19% at the end of the second quarter of 2003. The estimated mobile penetration in Malaysia was 49% at the end of the second quarter of 2004, an increase from 42% at the end of the second quarter of 2003.

•	Revenues increased by 34% compared to the second quarter of 2003, when measured in local currency, mainly due to an increase in the number of subscriptions of 169,000. ARPU measured in local currency was in line with that of the second quarter of 2003.

•	The increase in EBITDA margin was due to increased revenues without corresponding increases in costs of materials and traffic charges. Measured in local currency, EBITDA increased by 47% compared to the second quarter of 2003.

•	Compared to the second quarter of 2003, depreciation and amortization increased as a result of high capital expenditure in the intervening periods.

•	Increased capital expenditure compared to the second quarter of 2003 was related to investments in networks resulting from increased coverage and a larger customer base.

KYIVSTAR – UKRAINE

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Mobile related revenues	981	575	1,803	1,039	2,569
Other revenues	15	15	27	34	65
Total revenues	996	590	1,830	1,073	2,634

EBITDA	591	338	1,096	601	1,573
Depreciation and amortization	103	81	205	158	343
Write-downs	—	—	—	—	—
Operating profit	488	257	891	443	1,230

EBITDA/Total revenues (%)	59.3	57.3	59.9	56.0	59.7
Operating profit/ Total revenues (%)	49.0	43.6	48.7	41.3	46.7
Capex	566	212	897	430	979
ARPU (GSM) - monthly (NOK)	97	92	92	87	94
No. of subscriptions (100% in thousand)			3,610	2,205	3,037

Telenor’s ownership interest at the end of the second quarter of 2004 was 56.51%. The functional currency for Kyivstar is the US dollar. The Norwegian Krone appreciated against the US dollar by approximately 3% in the second quarter of 2004 compared to the second quarter of 2003.

•	Kyivstar’s estimated market share decreased by 2 percentage points from the previous quarter and was 43% at the end of the second quarter of 2004, compared to 50% at the end of the second quarter of 2003. The reduction was due to increased competition in the prepaid segment. Compared to the second quarter of 2003, the estimated mobile penetration in the Ukraine increased from 9% to 18%.

•	ARPU measured in US dollars increased by 8% compared to the second quarter of 2003. This was largely due to the average traffic minutes per subscription increasing by 42%, primarily due to the introduction of a calling party pays regime from 19 September 2003.

•	A significant increase in the number of subscriptions and ARPU contributed to a revenue increase of 72% measured in US dollars compared to the second quarter of 2003.

•	Measured in US dollars, EBITDA increased by 79% compared to the second quarter of 2003, mainly due to increased revenues. Increased EBITDA margin reflected cost effective operations and limited costs in connection with sales and marketing activities.

•	Compared to the second quarter of 2003, depreciation and amortization increased as a result of increased capital expenditure in the subsequent quarters.

•	Increased capital expenditure compared to the second quarter of 2003 was due to investments in networks resulting from a larger customer base.

GRAMEENPHONE – BANGLADESH

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Mobile related revenues	532	352	1,022	673	1,529
Other revenues 1)	3	1	6	6	7
Total revenues	535	353	1,028	679	1,536

EBITDA	309	221	592	418	1,001
Depreciation and amortization	51	38	85	74	158
Write-downs	—	—	—	—	—
Operating profit	258	183	507	344	843

EBITDA/Total revenues (%)	57.8	62.6	57.6	61.6	65.2
Operating profit/ Total revenues (%)	48.2	51.8	49.3	50.7	54.9
Capex	258	86	418	163	429
ARPU (GSM) - monthly (NOK)	108	136	116	135	136
No. of subscriptions (100 in thousand)			1,795	928	1,141

Telenor’s ownership interest at the end of the second quarter of 2004 was 51.0%. The Norwegian Krone appreciated against the Bangladeshi Takka by approximately 5% in the second quarter of 2004 compared to the second quarter of 2003.

•	GrameenPhone’s estimated market share decreased by 1 percen-tage point from the previous quarter to 62% at the end of the second quarter of 2004, and 69% at the end of the second quarter of 2003. The reduction was due to increased competition, especially since the third quarter of 2003. The estimated mobile penetration in Bangladesh doubled from the second quarter of 2003 to 2% in the second quarter of 2004.

•	Compared to the end of the first quarter of 2004 the number of subscriptions in GrameenPhone increased by 18% to approximately 1.8 million. The increase from the second quarter of 2003 was 93%. The increase in the number of subscriptions contributed to an increase in revenues of 58% measured in local currency compared to the second quarter of 2003.

•	Measured in local currency, ARPU declined by 17% compared to the second quarter of 2003. This was mainly due to a higher portion of prepaid subscriptions and price reductions, including free call time.

•	Measured in local currency, EBITDA increased by 46% compared to the second quarter of 2003, primarily due to increased revenues. However, the EBITDA margin declined compared to the second quarter of 2003 due to increased costs in connection with sales and marketing activities related to the significant increase in the sale of new subscriptions.

•	Compared to the second quarter of 2003, depreciation and amortization increased as a result of increased capital expenditure in the subsequent quarters.

•	Compared to the second quarter of 2003, capital expenditure increased as a result of increased need for network investment due to the significant growth in the number of subscriptions.

OTHER UNITS IN MOBILE

(including eliminations and amortization and write-downs of net excess values)

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
EBITDA	(90)	(81)	(183)	(197)	(374)
Depreciation and amortization 1)	467	261	830	526	967
Write-downs	—	9	—	11	7
Operating (loss)	(557)	(351)	(1,013)	(734)	(1,348)

1) Includes amortization of Telenor’s net excess values by *)	471	235	834	474	911
Capex	1,821	—	1,823	—	(7)

*) Net excess values are the difference between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of subsidiaries.

•	Other units in Mobile include costs related to the management and administration of Telenor’s international mobile operations, as well as amortization and write-downs of Telenor’s net excess values on consolidated mobile companies.

•	Increased EBITDA loss compared to the second quarter of 2003 was partially due to operating costs in Pakistan.

•	Increased amortization of net excess values compared to the second quarter of 2003 was due to amortization of excess values relating to Sonofon.

•	Capital expenditure in the second quarter was mainly the purchase of a licence for mobile telephony in Pakistan.

ASSOCIATED COMPANIES AND JOINT VENTURES IN MOBILE

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Telenor’s share of 1)
Net income after taxes	233	167	497	281	608
Amortization of Telenor’s net excess values 2)	(28)	(143)	(111)	(300)	(534)
Write-downs of Telenor’s excess values	—	—	—	—	(15)
Gains on disposal of ownership interests	—	1,515	—	1,580	1,580
Net results from associated companies	205	1,539	386	1,561	1,639

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”. The table includes Telenor’s share of the results in Sonofon until 12 February 2004. Effective from this date Sonofon was consolidated as a subsidiary. Cosmote was included as an associated company through April 2003.

2)	Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of associated companies.

•	In the second quarter of 2004 there was a significant growth in the overall subscription base for the existing associated companies. The growth was especially strong in Vimpelcom in Russia.

•	Reduced amortization of Telenor’s net excess values on associated companies compared to the second quarter of 2003 was primarily due to the consolidation of Sonofon as of 12 February 2004.

•	Gain on disposal of ownership interests in the second quarter of 2003 was related to the sale of 9% of the shares in Cosmote.

FIXED

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues
Norway	3,957	4,112	8,012	8,262	16,409
Sweden	410	401	821	693	1,517
Russia	—	186	—	352	701
Other countries	43	40	86	78	160
Total external revenues	4,410	4,739	8,919	9,385	18,787

Internal revenues	458	410	889	796	1,713
Gains on disposal	—	1	—	1	9
Total revenues	4,868	5,150	9,808	10,182	20,509

EBITDA	1,601	1,690	3,221	3,282	6,665
Depreciation and amortization 1)	872	1,054	1,800	2,104	4,110
Write-downs	—	7	—	7	24
Operating profit	729	629	1,421	1,171	2,531

1)Includes amortization of Telenor’s net excess values by	26	10	—	22	(76)
EBITDA/Total revenues (%)	32.9	32.8	32.8	32.2	32.5
Operating profit/ Total revenues (%)	15.0	12.2	14.5	11.5	12.3
Investments:
- Capex	385	449	763	845	1,867
- Investments in businesses	10	217	96	217	294

•	Compared to the second quarter of 2003, the results were affected by the sale of Comincom/Combellga to Golden Telecom on 1 December 2003 and the transfer of parts of the Operating services business from Fixed to EDB Business Partner with effect from 1 May 2004. The transferred business provided services in connection with the operation of the IT systems to other Telenor companies and to external customers. This business was included in the results for Fixed until 1 May 2004.

•	The EBITDA margin was in line with the second quarter of 2003. The decline in revenues and EBITDA compared to the second quarter of 2003 was mainly due to the sale of Comincom/Combellga and the transfer of parts of Operating services to EDB Business Partner.

FIXED – NORWAY

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Retail revenues
Subscriptions and connections - PSTN/ISDN	953	1,088	1,911	2,200	4,300
Subscriptions and connections - ADSL/Internet	321	252	602	489	1,041
Internet traffic	89	139	227	306	561
Other traffic	1,134	1,300	2,339	2,633	5,062
Total PSTN/ISDN, ADSL and Internet	2,497	2,779	5,079	5,628	10,964

Leased lines	67	80	148	161	329
Datacommunication	224	197	424	409	836
Managed services	116	173	280	367	726
Other retail products	116	100	212	188	377
Total other retail revenues	523	550	1,064	1,125	2,268

Total retail revenues	3,020	3,329	6,143	6,753	13,232

Wholesale revenues
Sale to service providers and operators	179	51	365	74	249
Domestic interconnect	155	164	314	334	643
international interconnect	84	87	162	161	339
Transit traffic	257	258	510	503	1,038
Leased lines	162	155	333	316	631
Other wholesale revenues	100	68	185	121	277
Total wholesale revenues	937	783	1,869	1,509	3,177

Total external revenues	3,957	4,112	8,012	8,262	16,409

Internal revenues	456	427	894	833	1,776
Gains on disposal	—	1	—	1	4
Total revenues – Norway	4,413	4,540	8,906	9,096	18,189

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
EBITDA	1,576	1,644	3,196	3,227	6,512
Depreciation and amortization 1)	818	937	1,696	1,871	3,773
Write-downs	—	—	—	—	19
Operating profit	758	707	1,500	1,356	2,720

1) Includes amortization of Telenor’s net excess values by	(1)	—	—	1	9
EBITDA/Total revenues (%)	35,7	36,2	35,9	35,5	35,8
Operating profit/ Total revenues (%)	17,2	15,6	16,8	14,9	15,0
Investments:
- Capex	315	387	670	721	1,568
- Investments in businesses	1	—	1	—	1

•	Adjusted for the transfer of Operating services to EDB Business Partner, revenues decreased by 1.0% and the EBITDA margin decreased by 0.8 percentage points while the operating margin improved by 0.8 percentage points.

•	External revenues from “Subscriptions and connections – PSTN/ISDN” decreased compared to the second quarter of 2003 due to the transition to sales of access lines on a wholesale basis and a decrease in the number of subscriptions in the market as a whole.

•	Increased external revenues from “Subscriptions and connections – ADSL/Internet” was due to the growth in the number of ADSL subscriptions. The number of ADSL subscriptions (residential and business) was 235,000 at the end of the second quarter of 2004, an increase of 101,000 compared to the second quarter of 2003 and 27,000 compared to the end of the first quarter of 2004. Telenor’s estimated market share for ADSL subscriptions (residential and business) was 56% at the end of the second quarter, in line with the end of the first quarter.

•	The reduction in external traffic revenues in the retail market compared to the second quarter of 2003 was mainly due to an approximately 14% decline in total traffic measured in minutes in Telenor’s network and reduced market share. The reduction in total traffic was due to the migration of voice traffic from fixed telephony to mobile tele-phony and of data traffic from dial-up Internet to ADSL.

•	Telenor’s market share measured in traffic minutes was 69% at the end of the second quarter of 2004, in line with the end of the first quarter of 2004.

•	Increased revenues from data services were mainly due to growth in IP-based services and payment solutions.

•	External revenues from managed services decreased compared to the second quarter of 2003 due to the transfer of parts of this operation to EDB Business Partner.

•	Increased revenues from sales to service providers and other network operators were due to increased sales of access lines on a wholesale basis (PSTN, ISDN and ADSL). The number of PSTN/ISDN lines sold on a wholesale basis was 385,000 at the end of the second quarter of 2004, an increase of 356,000 compared to the second quarter of 2003 and 46,000 compared to the end of the first quarter of 2004. The number of ADSL subscriptions sold on a wholesale basis was 86,000 at the end of the second quarter of 2004, an increase of 55,000 compared to the second quarter of 2003 and 10,000 com-pared to the end of the first quarter of 2004.

•	The increase in external revenues from other wholesale products was mainly due to increased sales of local loop unbundled subscriptions. The number of local loop unbundled subscriptions sold at the end of the second quarter was 108,000, an increase of 49,000 compared to the end of the second quarter of 2003 and 12,000 compared to the end of the first quarter of 2004.

•	Reduced EBITDA compared to the second quarter of 2003 was primarily due to the reduced gross margin (revenues less costs of materials and traffic charges as a percentage of revenue) as a consequence of the reduction in revenues, which was partially offset by the migration to products with a higher gross margin and reduced termination charges in the mobile networks. In addition, NOK 24 million related to workforce reductions was expensed in the second quarter of 2004.

•	Depreciation and amortization decreased compared to the second quarter of 2003, mainly due to lower investment activity in recent years, and as a consequence of the transfer of parts of the business in Operating services to EDB Business Partner.

•	In the second quarter of 2004, capital expenditure in administrative support systems in Fixed decreased with a one-time effect of NOK 60 million, as a consequence of it being transferred to Corporate functions and Group activities.

FIXED – SWEDEN

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues	410	401	821	693	1,517
Internal revenues	26	18	49	43	81
Gains on disposal	—	—	—	—	5
Total revenues	436	419	870	736	1,603

EBITDA	24	(21)	21	(62)	(56)
Depreciation and amortization 1)	41	66	78	130	141
Write-downs	—	4	—	4	1
Operating (loss)	(17)	(91)	(57)	(196)	(198)

1) Includes amortization of
Telenor’s net excess values by	27	(6)	—	(11)	(143)
Investments:
- Capex	63	10	78	19	85
- Investments in businesses	9	—	87	—	13

•	Trading in Utfors AB shares on the Stockholm Stock Exchange ceased on 31 March 2004. At the end of the second quarter of 2004, Telenor held 99.1% of the shares in Utfors AB.

•	Increased revenues measured in NOK compared to the second quarter of 2003 were due to non-recurring revenues of NOK 31 million for sales of data services on a wholesale basis undertaken in previous periods. There was a reduction in sales of traffic on a wholesale basis and voice traffic in the business market.

•	Increased EBITDA compared to the second quarter of 2003 was largely due to the non-recurring revenues from the sale of data services on a wholesale basis mentioned above.

•	Upon the final allocation of net excess values in the third quarter of 2003 related to the acquisition of Utfors AB, the amortization period for a significant part of the negative goodwill was reduced. This contributed to reduced depreciation and amortization in the second quarter of 2004 compared to the second quarter of 2003.

FIXED – RUSSIA

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Total revenues	—	187	—	354	703
EBITDA	—	71	—	128	215
Operating profit 1)	—	33	—	52	71

1) Includes amortization of Telenor’s net excess values by	—	16	—	32	58
Investments:
- Capex	—	43	—	86	173
- Investments in businesses	—	217	—	217	280

•	Telenor’s shareholding in Comincom/Combellga was sold on 1 December 2003 in exchange for shares in the listed company Golden Telecom. Comincom/Combellga was consolidated as a subsidiary up until 1 December 2003. Golden Telecom is accounted for as an associated company from this date.

FIXED – OTHER COUNTRIES

•	The activities in Fixed – Other Countries consist of activities in the Czech Republic and Slovakia. EBITDA was NOK 4 million in the second quarter of 2004, which was an improvement of NOK 3 million compared to the second quarter of 2003 due to increased revenues.

BROADCAST

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues
Distribution	1,060	913	2,120	1,783	3,761
Transmission	201	193	404	407	816
Other	42	12	50	23	64
Total external revenues	1,303	1,118	2,574	2,213	4,641

Internal revenues	33	40	68	83	159
Gains on disposal	—	11	—	11	20
Total revenues	1,336	1,169	2,642	2,307	4,820

EBITDA	390	327	738	531	1,229
Depreciation and amortization 1)	217	268	455	541	1,030
Write-downs	—	—	—	4	18
Operating profit (loss)	173	59	283	(14)	181

1) Includes amortization of Telenor’s net excess values by	60	64	127	127	256
EBITDA/Total revenues (%)	29,2	28,0	27,9	23,0	25,5
Operating profit/Total revenues (%)	12,9	5,0	10,7	nm	3,8
Investments:
- Capex	70	35	93	63	252
- Investments in businesses	—	9	—	10	14

•	Revenues increased in the second quarter of 2004 compared to the second quarter of 2003, mainly due to growth in the number of subscribers and price increases. The increase in the EBITDA margin to 29.2% in the second quarter of 2004 from 28.0% in the second quarter of 2003 was due to increased revenues and reduced prices on the leasing of satellite capacity.

•	Reduced depreciation and amortization compared to the second quarter of 2003 was mainly due to fully depreciated fixed assets.

BROADCAST – DISTRIBUTION

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues
Satellite dish	717	612	1,447	1,190	2,528
Cable-TV	243	217	481	429	888
Small antenna TV-networks	97	84	187	158	335
Other	3	—	5	6	10
Total external revenues	1,060	913	2,120	1,783	3,761

Internal revenues	3	4	5	6	13
Gains on disposal	—	11	—	11	20
Total revenues	1,063	928	2,125	1,800	3,794

EBITDA	218	199	410	284	686
Depreciation and amortization 1)	148	193	316	389	754
Write-downs	—	—	—	2	8
Operating profit (loss)	70	6	94	(107)	(76)

1)Includes amortization of Telenor’s net excess values by	60	64	127	127	255
EBITDA/Total revenues (%)	20,5	21,4	19,3	15,8	18,1
Operating profit/ Total revenues (%)	6,6	0,6	4,4	nm	nm
Investments:
- Capex	47	17	55	34	112

•	Revenues in Distribution increased compared to the second quarter of 2003 mainly due to a greater number of subscribers, currency fluctuations and price increases for “Satellite dish”.

•	Adjusted for gains on disposals and accruals between the quarters in 2003, the EBITDA margin increased in the second quarter of 2004 compared to the second quarter of 2003. This was due to increased revenues, partially offset by increased costs as a result of the increased number of subscribers.

•	Reduced depreciation and amortization was a result of fully depreciated fixed assets within “Satellite dish”.

•	Increased capital expenditure was primarily due to upgrades of cable TV networks in Norway.

BROADCAST – TRANSMISSION

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues	201	193	404	407	816
Internal revenues	109	122	209	240	461
Gains on disposal	—	—	—	—	—
Total revenues	310	315	613	647	1,277

EBITDA	160	127	312	266	554
Depreciation and amortization	66	72	132	146	266
Write-downs	—	—	—	—	7
Operating profit	94	55	180	120	281

EBITDA/Total revenues (%)	51,6	40,3	50,9	41,1	43,4
Operating profit/ Total revenues (%)	30,3	17,5	29,4	18,5	22,0
Investments:
- Capex	18	16	30	26	116

•	External revenues increased in Transmission compared to the second quarter of 2003 as a result of new contracts within terrestrial broadcasting and satellite.

Reduced sales to other areas within Broadcast and to other Telenor units contributed to reduced internal revenues.

•	EBITDA increased compared to the second quarter of 2003 due to reduced prices on the leasing of satellite capacity.

•	Reduced depreciation and amortization was due to fully depreciated fixed assets.

BROADCAST – OTHER

• Increased revenues and EBITDA in Broadcast – Other compared to the second quarter of 2003 was due in part to increased sales of smart cards and services related to access control for Pay TV.

OTHER ACTIVITIES

EDB BUSINESS PARTNER

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues	830	808	1,635	1,612	3,210
Internal revenues	213	283	444	537	1,060
Gains on disposal	301	19	301	19	19
Total revenues	1,344	1,110	2,380	2,168	4,289

EBITDA	456	116	584	211	399
Depreciation and amortization	100	92	186	181	375
Write-downs	—	7	—	11	28
Operating profit (loss)	356	17	398	19	(4)

EBITDA/Total revenues (%)	33,9	10,5	24,5	9,7	9,3
Operating profit/ Total revenues (%)	26,5	1,5	16,7	0,9	nm
Investments:
- Capex	34	69	65	128	210
- Investments in businesses	402	91	402	95	95

Telenor’s ownership interest in EDB Business Partner was 51.8% at the end of the second quarter of 2004.

•	On 1 May 2004, parts of the Operating services business were transferred from the Fixed business area in Telenor to EDB Business Partner. At the same time, Telenor extended the duration and expanded the scope of its agreement with EDB Business Partner regarding operation of Telenor’s IT systems up until 1 May 2011. In addition, pursuant to this agreement EDB Business Partner took over operating contracts for a number of external customers from Telenor.

•	With effect from 1 April 2004, a substantial portion of the activities within Telekom in EDB Business Partner was sold for approximately NOK 400 million with a gain of NOK 301 million.

•	Adjusted for disposals of operations, revenues, excluding gains, increased by 9% compared to the second quarter of 2003. IT operations showed an increase of 10% in revenues while revenues in Telekom declined by 16%.

•	The increase in EBITDA margin compared to the second quarter of 2003 was due to cost savings related to the restructuring of Banking & Finance, the winding up of low margin operations as well as a general focus on cost control.

•	Depreciation and amortization increased compared to the second quarter of 2003, primarily due to taking over fixed assets in connec-tion with the acquisition of operations, including Operating services from Telenor.

•	Capital expenditure was at a low level compared to previous periods due to a more efficient utilization of previous investments and equipment acquired as part of the takeover of operations. Investments in businesses were mainly related to taking over Operating services from Telenor.

OTHER BUSINESS UNITS

Revenues

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Satellite Services	616	675	1,217	1,304	2,540
Teleservice	139	183	267	363	725
Nextra International	—	122	—	253	256
Software Services	27	16	57	35	121
Other	141	120	272	231	515
Eliminations	(1)	(2)	(2)	(1)	(3)
Revenues	922	1,114	1,811	2,185	4,154

Gains on disposal	—	14	5	14	51
Total revenues	922	1,128	1,816	2,199	4,205

EBITDA	120	(41)	261	65	408
Depreciation and amortization 1)	99	117	204	236	491
Write-downs 1)	—	14	3	14	37
Operating profit (loss)	21	(172)	54	(185)	(120)
1) Includes amortization of Telenor’s net excess values by	9	10	18	20	40

Operating profit (loss)

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Satellite Services	29	53	79	116	234
Teleservice	1	5	(1)	10	(43)
Nextra International	1	(197)	—	(239)	(220)
Software Services	(7)	(31)	(11)	(58)	(86)
Other	(3)	(2)	(13)	(14)	(5)
Total operating profit (loss)	21	(172)	54	(185)	(120)

Investments:
- Capex	45	63	85	100	233
- Investments in businesses	18	2	20	16	30

Satellite Services

•	Satellite Services and Satellite Networks were merged in the second quarter of 2004 and are now reported as one unit.

•	The decrease in revenues in Satellite Services compared to the second quarter of 2003 was primarily due to a reduction in the volume and price of Inmarsat-based satellite services, the effect of the strengthening of the Norwegian Krone against the US dollar and the sale of the operations in Poland in November 2003.

•	The decrease in operating profit compared to the second quarter of 2003 was primarily due to decreased revenues without a corresponding reduction in costs of material and traffic charges.

Teleservice

•	Decreased revenues in Teleservice compared to the second quarter of 2003 were primarily due to the disposal of operations. As of 1 January 2004, the MeetAt operations were transferred to the business area Fixed and parts of the operations outside Norway were sold. In the second quarter of 2003, these operations had in the aggregate revenues of NOK 32 million. A reduced total market for directory enquiry services and a reduced market share also contributed to reduced revenues, partially offset by increased prices as of 1 June 2004.

•	Reduced operating profit compared to the second quarter of 2003 was primarily due to the sale of operations and reduced revenues from the directory enquiry services. In the second quarter of 2003, NOK 5 million was expensed for workforce reductions.

Software services

•	Increased revenues compared to the second quarter of 2003 were mainly due to changes in delivery periods for internal sales of CA software.

•	Restructuring of the operations and renegotiation of the agreement with Computer Associates in the fourth quarter of 2003 contributed to reduced operating expenses compared to the second quarter of 2003. In addition to increased revenues, this contributed to reduced operating loss compared to the second quarter of 2003.

CORPORATE FUNCTIONS AND GROUP ACTIVITIES

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues	68	63	133	112	229
Internal revenues	471	509	928	1,005	1,955
Gains on disposal	65	31	67	35	133
Total revenues	604	603	1,128	1,152	2,317

EBITDA	6	(2)	(1)	(9)	23
Depreciation and amortization	106	92	191	186	384
Write-downs	—	—	—	—	3
Operating (loss)	(100)	(94)	(192)	(195)	(364)

Investments:
- Capex	162	26	177	55	253
- Investments in businesses	18	6	18	6	93

•	In the second quarter of 2004, EBITDA was positively affected by gains and losses on disposals of NOK 41 million, compared to NOK 30 million in the second quarter of 2003. EBITDA was negatively affected by expenses for workforce reductions and loss contracts of NOK 103 million, compared to NOK 24 million in the second quarter of 2003. Expenses in the second quarter of 2004 were mainly due to the agreements to transfer the Telenor Group’s Norwegian IT-operations to EDB Business Partner. These expenses are reported in Corporate functions and Group activities as the agreements are part of the Group’s initiatives for improving operational efficiency. EBITDA adjusted for special items increased by NOK 76 million compared to the second quarter of 2003, primarily due to reduced expenses for property repair and maintenance and property development projects.

•	Capital expenditure increased compared to the second quarter of 2003 due to investments in administrative support systems and software licences for use by the Group, as well as property-related investments.

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

Depreciation, amortization and write-downs

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Depreciation of tangible assets	1,989	2,017	3,913	4,035	7,986
Amortization of goodwill *)	245	196	458	405	686
Amortization of other intangible assets *)	707	478	1,301	937	1,925
Total depreciation and amortization	2,941	2,691	5,672	5,377	10,597

Write-downs of tangible and other intangible assets	1	35	2	45	104
Write-downs of goodwill	—	6	2	10	16
Write-downs of other intangible assets	—	6	—	8	25
Total write-downs	1	47	4	63	145

Total depreciation, amortization and write-downs	2,942	2,738	5,676	5,440	10,742

*)	See specification below.

*)	Specification of amortization of goodwill and other intangible assets (including amortization of Telenor’s net excess values)

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Amortization of goodwill
Sonofon	81	—	119	—	—
DiGi.Com	11	10	23	24	48
Pannon GSM	81	77	162	153	308
Kyivstar	9	10	19	20	39
Other Mobile	—	2	—	5	5
Total Mobile	182	99	323	202	400

Fixed	(25)	(1)	(51)	11	(95)
Broadcast	46	53	99	103	197
EDB Business Partner	38	37	76	73	151
Other units	4	8	11	16	33
Total amortization of goodwill	245	196	458	405	686

Amortization of other intangible assets
Sonofon	204	—	334	—	—
DiGi.Com	20	20	40	41	83
Pannon GSM	154	147	307	291	564
Kyivstar	65	51	123	101	213
Other Mobile	89	112	172	211	374
Total Mobile	532	330	976	644	1234

Fixed	107	106	214	210	431
Broadcast	24	15	43	31	78
EDB Business Partner	—	2	—	2	1
Other Units	44	25	68	50	181
Total amortization of other intangible assets	707	478	1,301	937	1,925

•	Amortization of goodwill in Fixed in 2004 was an income due to amortization of negative goodwill related to Utfors AB.

Associated companies

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Telenor’s share of 1)
Net income after taxes	250	104	490	172	329
Amortization of Telenor’s net excess values	(48)	(153)	(155)	(321)	(579)
Write-downs of Telenor’s excess values	—	(11)	—	(11)	(26)
Gains on disposal of ownership interests	9	1,442	9	1,508	1,507
Net results from associated companies	211	1,382	344	1,348	1,231

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “Net result from associated companies”.

•	Increased net income after taxes from associated companies compared to the second quarter of 2003 was primarily due to improved profitability in associated mobile companies and Bravida.

•	The decrease in amortization of Telenor’s net excess values compared to the second quarter of 2003 was mainly due to the consolidation of Sonofon as a subsidiary as from 12 February 2004.

•	Gain on disposal in the second quarter of 2003 was due to the sale of 9% of the shares in Cosmote, partially offset by a loss on sale of the shares in A-Pressen ASA.

Financial items

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Financial income	116	164	224	329	586
Financial expenses	(414)	(575)	(823)	(1,151)	(2,023)
Net forreign currency gain (loss)	(8)	(89)	(39)	14	(1)
Net gains (losses) and write-downs	18	(4)	2,609	(90)	73
Net financial items	(288)	(504)	1,971	(898)	(1,365)

Gross interest expences	(419)	(582)	(824)	(1,156)	(2,033)
Net interest expences	(318)	(463)	(625)	(916)	(1,549)

•	The decrease in financial income compared to the second quarter of 2003 was mainly due to the decline in market interest rates.

•	The decrease in average interest-bearing liabilities and average interest rates contributed to the decrease in financial expenses compared to the second quarter of 2003. In the second quarter of 2003, approximately NOK 90 million was expensed for interest on legal disputes.

Taxes

•	The tax rate in Norway is 28%. The effective tax rate for the Telenor group for 2004 is estimated to be 34% of profit before taxes and minority interests. The estimated effective tax rate for Telenor for 2004 is higher than 28% mainly due to tax related to companies outside Norway, including the effect of recording deferred taxes on retained earnings in certain companies and amortization of goodwill, on which deferred tax assets have not been recognized. The actual effective tax rate for the year may deviate from the estimated rate.

•	Telenor has not recorded any tax income related to the ruling on the Sonofon case favorable to Telenor in the second quarter of 2004. Please refer to “Disputes” below.

•	On March 26, 2004, the Norwegian government issued and submitted to the Norwegian parliament (Storting) a consultation paper outlining certain proposals for a future tax reform. The main proposals relating to the taxation of companies provide for a tax exemption on dividend income and a tax exemption on capital gains deriving from the disposal of shares. As a result of such exemptions, capital losses deriving from disposals of shares would not be tax deductible. If the government’s proposals receive sufficient support in the Storting, the government might submit draft legislation relating to the proposed tax reform to the Storting in the fall of 2004, in which case the tax exemptions described above could become effective from the fiscal year commenced on January 1, 2004. Such tax changes may affect the income tax expenses for Telenor.

Balance sheet and cash flow

•	Total assets decreased by NOK 1.9 billion compared to the end of the first quarter of 2004, primarily due to the reduction in cash and cash equivalents due to payment of dividends and instalments on interest-bearing liabilities in the quarter. The increase in intangible assets was due to the investment in a license for mobile telephony in Pakistan.

•	Net interest-bearing liabilities increased by NOK 2.7 billion from the end of the first quarter of 2004 to NOK 22.0 billion at the end of the second quarter of 2004. Capital expenditures amounted to NOK 4.0 billion. This includes the capitalization of the licence in Pakistan with a net present value of NOK 1.8 billion, of which NOK 1.0 billion was paid in the second quarter of 2004 and the remainder is to be paid in annual instalments over 10 years and is recorded in the balance sheet as interest-bearing liabilities of NOK 0.8 billion. In the second quarter of 2004, Telenor paid dividends of NOK 1.7 billion and purchased own shares in the market for NOK 0.6 billion. In addition to this, in the second quarter of 2004, the equity decreased and interest-bearing liabilities increased by NOK 0.7 billion following a decision in May 2004 by the General meeting to redeem shares owned by the Kingdom of Norway corresponding to Telenor’s repurchase of own shares in the market in the first quarter of 2004, in such a way that the Kingdom of Norway’s ownership interest remained unchanged. In connection with the purchase of own shares in the market in the second quarter of 2004 the corresponding shares to be repurchased from the Kingdom of Norway amounted to NOK 0.7 billion. At the end of the second quarter of 2004, this amount has not been recorded as a reduction in equity or increase in interest-bearing liabilities.

•	Minority interests increased compared to the end of the first quarter of 2004, primarily due to net income from Kyivstar, GrameenPhone and EDB Business Partner.

DISPUTES

•	In its decision of 14 June 2004, the Oslo District Court ruled in favour of Telenor, stating that Telenor’s intragroup sale of its shares in Sonofon Holding A/S triggered a tax loss of approximately NOK 8.6 billion corresponding to a reduced tax charge of approximately NOK 2.4 billion. The judgement is not final and enforceable as the tax authorities have appealed the decision.

•	Please refer to note 24 to Telenor’s annual report for 2003 and the first quarter report for 2004 for more information about legal proceedings.

US GAAP

•	Telenor had net income in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) of NOK 1,569 million in the second quarter of 2004 compared to net income in accordance with Norwegian accounting principles of NOK 1,410 million. The main reason for the difference is that goodwill is not amortized according to US GAAP, but is subject to an annual impairment test.

OUTLOOK FOR 2004

•	Telenor in general confirms its expectations for 2004 as presented in Telenor’s report for the first quarter of 2004. Overall, excluding special items, we expect a positive development in Telenor’s results compared to 2003.

•	Continued growth in revenues is expected, in particular driven by the international mobile operations, where we experience a strong growth in the customer base in several markets.

•	The EBITDA margin is expected to be in line with 2003, excluding special items. This includes the consolidation of Sonofon and the establishment of mobile operations in Pakistan. This expectation is based on, among other factors, the effects of increased marketing efforts to secure growth in several of our mobile operations.

•	The increase in the customer base in the Ukraine and in Bangladesh contributes to increased network investments. In addition, capital expenditure is expected to increase due to the new operation in Pakistan, including license costs, the purchase of satellite capacity, the consolidation of Sonofon and investments in new technology in Telenor Mobil - Norway. In total, capital expenditure is expected to be substantially higer than in 2003.

•	The sale of the Operating service division from the business area Fixed to EDB Business Partner is for Fixed-Norway expected to have a positive effect on operating profit excluding special items and a negative effect on revenues.

The unaudited interim consolidated financial statements according to Norwegian accounting principles have been prepared on a basis consistent with Telenor’s financial statements as of year-end 2003, and in accordance with the Norwegian accounting standard for interim reporting.

The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for 2004” contains forward- looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s Annual Report 2003 on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/).

Oslo, 22 July 2004
The Board of Directors of Telenor ASA

BALANCE SHEET

Telenor group

(NOK in millions)	30.06.2004	31.03.2004	30.06.2003	31.12.2003
Deferred tax assets	1,906	2,541	4,587	3,850
Goodwill	14,683	14,721	9,691	9,224
Intangible assets	11,072	9,405	6,399	5,536
Tangible assets	37,322	37,835	37,700	35,722
Associated companies	6,808	6,663	8,925	10,166
Other financial assets	2,429	2,553	4,640	3,848

Total fixed assets	74,220	73,718	71,942	68,346

Other current assets	11,779	10,742	10,732	9,819
Cash and interest-bearing investments	5,465	8,858	5,305	7,945

Total current assets	17,244	19,600	16,037	17,764

Total assets	91,464	93,318	87,979	86,110

Paid-in equity	27,465	28,712	29,285	29,311
Other equity	14,201	12,779	9,548	9,978
Cumulative translation adjustments	(1,536)	(1,408)	(2,551)	(2,052)

Shareholders equity	40,130	40,083	36,282	37,237

Minority interests	4,278	3,974	3,725	3,646

Total equity and minority interests	44,408	44,057	40,007	40,883

Provisions	2,678	2,884	1,557	1,645
Long-term interest-bearing liabilities	26,184	27,088	27,352	25,376
Long-term non-interest-bearing liabilities	706	753	616	754

Total long-term liabilities	26,890	27,841	27,968	26,130

Short-term interest-bearing liabilities	1,254	1,067	3,270	386
Short-term non-interest-bearing liabilities	16,234	17,469	15,177	17,066

Total short-term liabilities	17,488	18,536	18,447	17,452

Total equity and liabilities	91,464	93,318	87,979	86,110

USGAAP
Shareholders equity	42,381	43,270	39,365	42,535

CHANGE IN SHAREHOLDERS EQUITY

	01.01.2004	01.01.2004	01.01.2003	01.01.2003
(NOK in millions)	- 30.06.2004	- 31.03.2004	- 30.06.2003	- 31.12.2003
Shareholders equity as of 1 January	37,237	37,237	33,685	33,685
Net income	4,211	2,801	2,280	4,560
Dividends	12	—	—	(1,776)
Employee share issue	23	21	—	26
Acquisition Comincom/Combellga	—	—	—	(35)
Acquisition GramennPhone	—	—	—	(39)
Share buy back	(1,869)	(620)	—	—
Translation adjustments	516	644	317	816

Shareholders equity	40,130	40,083	36,282	37,237

CASH FLOW STATEMENT

Telenor group

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Profit before taxes and minority interests	2,662	2,490	7,336	3,537	7,426
Taxes paid	(404)	(2,657)	(572)	(2,722)	(3,283)
Net (gains) losses including write-downs of financial items	(358)	102	(2,954)	195	(76)
Depreciation, amortization and write-downs	2,943	2,738	5,676	5,440	10,742
Associated companies	(211)	(1,382)	(344)	(1,348)	(1,231)
Difference between expensed and paid pensions	(1)	56	136	(73)	134
Currency (gains) losses not relating to operating activities	(6)	106	29	(48)	(78)
Change in other accruals	(250)	(510)	(497)	(1,051)	42
Net cash flow from operating activities	4,375	943	8,810	3,930	13,676

Payments on purchase of tangible and intangible assets	(3,341)	(1,272)	(4,891)	(2,678)	(6,536)
Payments on purchase of subsidiaries and associated companies, net of cash received	(286)	(193)	(4,710)	(205)	(506)
Proceeds from sale of tangible and intangible assets and businesses, net of cash payed	267	2,278	478	2,452	2,850
Proceeds from sale of and payments for other investments	52	119	3,129	(52)	738
Net cash flow from investment activities	(3,307)	932	(5,994)	(483)	(3,454)

Proceeds and payments interest-bearing liabilities	(2,269)	(2,050)	(2,546)	(2,957)	(7,022)
Issuance of shares and repayment of equity	15	6	22	6	25
Share buy back	(495)	—	(1,115)	—	—
Dividends paid	(1,692)	(791)	(1,692)	(791)	(890)
Net cash flow from financing activities	(4,441)	(2,835)	(5,331)	(3,742)	(7,887)

Effect on cash and cash equivalents of changes in foreign exchange rates	(38)	8	37	87	45
Net change in cash and cash equivalents	(3,411)	(952)	(2,478)	(208)	2,380

Cash and cash equivalents at the beginning of the period	8,577	6,008	7,644	5,264	5,264
Cash and cash equivalents at the end of the period	5,166	5,056	5,166	5,056	7,644

THE BUSINESS AREAS SECOND QUARTER

													Profit (loss)
													before taxes
	Total						Operating profit		Associated		Net financial		and minority
	revenues1)		of which external1)		EBITDA		(loss)		companies		items		interests
(NOK in millions)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Mobile	8,202	5,789	7,849	5,472	3,051	2,277	1,508	1,173	205	1,539	(492)	(609)	1,221	2,103
Fixed	4,868	5,150	4,410	4,740	1,601	1,690	729	629	(1)	(2)	(119)	(198)	609	429
Broadcast	1,336	1,169	1,303	1,129	390	327	173	59	(5)	(65)	(127)	(248)	41	(254)
EDB Business Partner	1,344	1,110	1,131	827	456	116	356	17	—	(12)	(13)	(32)	343	(27)
Other business units	922	1,128	798	961	120	(41)	21	(172)	3	(77)	(18)	(84)	6	(333)
Corporate functions and group activities	604	603	133	94	6	(2)	(100)	(94)	2	(1)	477	844	379	749
Eliminations	(1,652)	(1,726)	—	—	57	(17)	52	—	7	—	4	(177)	63	(177)

Total	15,624	13,223	15,624	13,223	5,681	4,350	2,739	1,612	211	1,382	(288)	(504)	2,662	2,490

1) Revenues includes gains on disposal of fixed assets and operations

THE BUSINESS AREAS FIRST HALF YEAR

													Profit (loss)
													before taxes
	Total						Operating profit		Associated		Net financial		and minority
	revenues1)		of which external1)		EBITDA		(loss)		companies		items		interests
(NOK in millions)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Mobile	15,416	11,177	14,716	10,554	5,867	4,472	3,014	2,285	386	1,561	1,604	(1,346)	5,004	2,500
Fixed	9,808	10,182	8,919	9,386	3,221	3,282	1,421	1,171	(6)	—	(289)	(420)	1,126	751
Broadcast	2,642	2,307	2,574	2,224	738	531	283	(14)	2	(81)	(264)	(480)	21	(575)
EDB Business Partner	2,380	2,168	1,936	1,631	584	211	398	19	—	(13)	(29)	(49)	369	(43)
Other business units	1,816	2,199	1,563	1,887	261	65	54	(185)	(42)	(117)	(34)	(189)	(22)	(491)
Corporate functions and group activities	1,128	1,152	200	147	(1)	(9)	(192)	(195)	2	(2)	979	1,763	789	1,566
Eliminations	(3,282)	(3,356)	—	—	27	(25)	43	6	2	—	4	(177)	49	(171)

Total	29,908	25,829	29,908	25,829	10,697	8,527	5,021	3,087	344	1,348	1,971	(898)	7,336	3,537

1) Revenues includes gains on disposal of fixed assets and operations

ANALYTICAL INFORMATION

		2002				2003			2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Revenues (NOK in millions)	11,563	12,011	12,210	13,042	12,606	13,223	13,491	13,801	14,284	15,624
EBITDA excluding gains and losses (NOK in millions)	2,926	3,155	3,778	3,599	4,184	4,448	4,886	4,781	5,010	5,342
Operating profit (loss) (NOK in millions)	602	691	488	(2,101)	1,475	1,612	2,300	2,173	2,282	2,739
Profit (loss) before taxes and minority interests (NOK in millions)	31	383	(105)	(5,445)	1,047	2,490	2,005	1,884	4,674	2,662
Equity ratio including minority interests (%)	49.4	48.2	46.7	41.7	42.6	45.5	48.0	47.0	47.2	48.6
Net interest bearing liabilities (NOK in millions)	24,449	25,717	27,645	26,872	26,139	25,317	21,584	17,817	19,297	21,973
Net interest bearing liabilities/EBITDA excluding gains and losses last 12 months	2.6	2.5	2.3	2.0	1.8	1.6	1.3	1.0	1.0	1.1
Capex (NOK in millions)	1,879	2,161	2,169	2,680	1,230	1,314	1,460	2,450	1,471	4,012
Investments in businesses (NOK in millions)	8,875	2,271	493	772	23	268	9	263	3,749	294
No. of man-years	22,250	21,650	22,350	22,100	21,200	21,150	20,300	19,450	20,600	20,200
- of which abroad	7,700	7,800	8,600	8,900	8,700	8,700	8,100	7,450	8,650	8,750
MOBILE
Telenor Mobil - Norway
No. of mobile subscriptions (NMT + GSM) (in thousands)	2,314	2,360	2,409	2,382	2,342	2,330	2,364	2,364	2,378	2,451
No. of GSM subscriptions (in thousands)	2,249	2,299	2,352	2,330	2,294	2,285	2,324	2,327	2,346	2,422
- of which prepaid (in thousands)	1,051	1,094	1,131	1,115	1,093	1,091	1,120	1,099	1,091	1,118
Traffic minutes per GSM subscription per month, generated and terminated	171	185	186	178	178	190	195	189	192	198
Average revenue per GSM subscription per month in the quarter (ARPU):	334	351	359	340	330	346	354	326	332	348
- of which contract	481	511	528	492	480	501	519	475	488	515
- of which prepaid	162	168	171	170	163	172	174	162	154	153
No. of SMS and content messages (in millions)	391	403	444	454	452	462	500	512	488	511
Sonofon - Denmark
No. of mobile subscriptions (in thousands)	—	—	—	—	—	—	—	—	996	1,212
- of which prepaid (in thousands)	—	—	—	—	—	—	—	—	250	451
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	—	—	165	185
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	—	—	—	—	—	270	255
- of which contract	—	—	—	—	—	—	—	—	313	322
- of which prepaid	—	—	—	—	—	—	—	—	135	111
No. of SMS and content messages (in millions)	—	—	—	—	—	—	—	—	240	298
Telenor Mobile Sweden
No. of mobile subscriptions (in thousands)	—	—	—	—	52	59	65	81	84	92
- of which prepaid (in thousands)	—	—	—		26	23	28	44	48	54
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—		28	41	67	76	80	104
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—		119	160	207	199	188	202
- of which contract	—	—	—		194	248	311	294	295	311
- of which prepaid	—	—	—		44	49	56	105	105	122
No. of SMS and content messages (in millions)	—	—	—		3	3	5	8	8	11
Pannon - Hungary
No. of mobile subscriptions (in thousands)	2,001	2,146	2,311	2,450	2,514	2,514	2,564	2,618	2,596	2,588
- of which prepaid (in thousands)	1,446	1,596	1,767	1,910	1,989	1,981	2,019	2,023	1,977	1,936
Traffic minutes per GSM subscription per month, generated and terminated	113	115	112	112	104	110	113	116	111	121
Average revenue per GSM subscription per month in the quarter (ARPU):	182	184	177	177	153	165	170	173	169	176
- of which contract	383	391	401	415	386	414	416	412	396	386
- of which prepaid	97	98	94	100	86	92	97	99	94	97
DiGi.Com - Malaysia
No. of mobile subscriptions (100% in thousands)	1,159	1,284	1,454	1,616	1,803	1,946	2,055	2,207	2,416	2,585
- of which prepaid (100% in thousands)	1,044	1,176	1,351	1,519	1,708	1,850	1,953	2,101	2,301	2,453
Traffic minutes per GSM subscription per month, generated and terminated	197	189	185	185	177	175	177	176	167	164
Average revenue per GSM subscription per month in the quarter (ARPU):	169	158	138	145	123	111	117	117	116	110
- of which contract	313	331	312	352	331	336	367	357	358	352
- of which prepaid	150	142	124	131	112	100	105	105	104	98
Kyivstar - Ukraine
No. of mobile subscriptions (100% in thousands)	—	—	1,659	1,856	2,012	2,205	2,512	3,037	3,221	3,610
- of which prepaid (100% in thousands)	—	—	1,283	1,472	1,614	1,768	2,037	2,503	2,675	3,031
Traffic minutes per GSM subscription per month, generated and terminated	—	—	50	49	43	52	59	73	69	74
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	113	102	81	92	106	95	87	97
- of which contract	—	—	194	202	167	176	204	201	194	213
- of which prepaid	—	—	73	70	54	66	74	70	62	69
GrameenPhone - Bangladesh
No. of mobile subscriptions (100% in thousands)	550	625	704	769	835	928	1,047	1,141	1,520	1,795
- of which prepaid (100% in thousands)	353	424	501	563	631	725	820	899	1,258	1,501
Traffic minutes per GSM subscription per month, generated and terminated	308	297	288	298	309	312	328	320	322	313
Average revenue per GSM subscription per month in the quarter (ARPU):	191	173	167	155	133	136	143	130	123	108
- of which contract	311	297	286	303	283	295	337	327	342	298
- of which prepaid	118	104	100	95	81	89	90	76	72	70
Associated companies
No. of mobile subscriptions (100% in thousands)	12,424	14,425	14,814	16,116	17,158	15,105	17,035	19,478	21,028	24,594
FIXED - Norway
Retail market
No. of PSTN subscriptions (in thousands)	1,522	1,497	1,480	1,467	1,449	1,427	1,381	1,308	1,248	1,219
No. of ISDN subscriptions (lines in thousands)	1,803	1,818	1,818	1,828	1,816	1,800	1,755	1,682	1,600	1,548
PSTN/ISDN generated traffic (mill. minutes)	4,702	4,392	3,864	4,387	4,268	3,876	3,454	3,787	3,725	3,279
Market share of PSTN/ISDN generated traffic (%)	73	73	73	72	70	70	69	69	69	69
No. of Online subscriptions residential market (in thousands)	370	359	347	337	315	304	301	294	286	276
No. of ADSL subscriptions residential market (in thousands)	42	53	64	90	114	124	139	163	191	214
No. of ADSL subscriptions business market Norway (in thousands)	1	2	3	4	7	10	11	14	17	21
Wholesale market
No. of PSTN subscriptions (in thousands)	—	—	—	—	11	12	42	104	151	170
No. of ISDN subscriptions (lines in thousands)	—	—	—	—	14	17	52	126	188	215
No. of ADSL subscriptions (in thousands)	5	6	8	15	21	31	41	56	76	86
No. of LLUB (in thousands)	18	25	32	42	53	59	68	80	96	108
BROADCAST
No. of television subscribers in the Nordic region
- Subscribers with satellite dish (in thousands)	614	646	664	701	713	708	726	763	778	782
- Cable TV subscribers (in thousands)	557	559	561	571	575	590	594	604	605	611
- Households in small antenna TV-networks (in thousands)	1,140	1,126	1,129	1,133	1,130	1,049	1,100	1,098	1,132	1,161
- Cable TV Internet access (in thousands)	15	17	18	21	24	26	28	31	34	35

Special items

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
EBITDA	5,681	4,350	10,697	8,527	18,302
Gains on disposal of fixed assets and operations	(366)	(76)	(374)	(80)	(232)
Losses on disposal of fixed assets and operations	27	174	29	185	229
EBITDA excluding gains and losses	5,342	4,448	10,352	8,632	18,299

Expenses for workforce reductions, loss contracts and exit from activities
Mobile	7	(14)	11	(14)	(21)
Fixed	24	(2)	42	4	6
Broadcast	1	3	1	5	7
EDB Business Partner	27	57	27	57	223
Other business units	1	12	2	13	38
Corporate functions and Group activities	103	24	105	21	34
Total workforce reductions, loss contracts and exit from activities	163	81	188	86	287

Adjusted EBITDA	5,505	4,529	10,540	8,718	18,586

Write-downs
Mobile	1	19	1	27	35
Fixed	—	7	—	7	24
Broadcast	—	—	—	4	18
EDB Business Partner	—	7	—	11	28
Other business units	—	14	3	14	37
Corporate functions and Group activities	—	—	—	—	3
Total write-downs	1	47	4	63	145

Adjusted operating profit	2,564	1,838	4,868	3,341	7,989

Special items associated companies
(Gains) losses on disposal of ownership interests	(9)	(1,442)	(9)	(1,508)	(1,507)
Other write-downs associated companies	—	11	—	11	25
Total special items associated companies	(9)	(1,431)	(9)	(1,497)	(1,482)

Net (gains) losses and write-downs financial items	(18)	4	(2,609)	90	(73)
Adjusted profit (loss) before taxes and minority interests	2,460	1,289	4,565	2,384	6,300

Reconciliations

	2nd quarter		1st half-year		Year
(NOK in millions)	2004	2003	2004	2003	2003
Net income	1,410	1,683	4,211	2,280	4,560
Minority interests	347	98	631	161	490
Taxes	905	709	2,494	1,096	2,376
Profit before taxes and minority interests	2,662	2,490	7,336	3,537	7,426
Net financial items	288	504	(1,971)	898	1,365
Associated companies	(211)	(1,382)	(344)	(1,348)	(1,231)
Operating profit	2,739	1,612	5,021	3,087	7,560
Depreciation and amortization	2,941	2,691	5,672	5,377	10,597
Write-downs	1	47	4	63	145
EBITDA	5,681	4,350	10,697	8,527	18,302

Net (gains) losses on disposal of fixed assets and operations	(339)	98	(345)	105	(3)
EBITDA excluding gains and losses	5,342	4,448	10,352	8,632	18,299

Expenses for workforce reductions, loss contracts and exit of activities	163	81	188	86	287
Adjusted EBITDA	5,505	4,529	10,540	8,718	18,586

Operating profit	2,739	1,612	5,021	3,087	7,560
Write-downs	1	47	4	63	145
Net (gains) losses on disposal of fixed assets and operations	(339)	98	(345)	105	(3)
Expenses for workforce reductions, loss contracts and exit of activities	163	81	188	86	287
Adjusted operating profit	2,564	1,838	4,868	3,341	7,989

Associated companies	211	1,382	344	1,348	1,231
Special items associated companies	(9)	(1,431)	(9)	(1,497)	(1,482)
Adjusted associated companies	202	(49)	335	(149)	(251)

Profit before taxes and minority interests	2,662	2,490	7,336	3,537	7,426
Write-downs	1	47	4	63	145
Net (gains) losses on disposal of fixed assets and operations	(339)	98	(345)	105	(3)
Expenses for workforce reductions, loss contracts and exit of activities	163	81	188	86	287
Special items associated companies	(9)	(1,431)	(9)	(1,497)	(1,482)
Net (gains) losses and write-downs financial items	(18)	4	(2,609)	90	(73)
Adjusted profit before taxes and minority interests	2,460	1,289	4,565	2,384	6,300

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:
Name: Torstein Moland
(sign.)
Title: CFO

Date: 23rd July, 2004